

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2011

Via Facsimile and U.S. Mail

Mr. Peter Mainz
Chief Executive Officer
Sensus (Bermuda 2) Ltd./Sensus USA Inc.
8601 Six Forks Road, Suite 700
Raleigh, NC   27615

> **Re: Sensus (Bermuda 2) Ltd./Sensus USA Inc.**
> **Form 10-K for fiscal year ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-K/A filed December 20, 2010**
> **File No. 333-113658-5/333-113658**

Dear Mr. Mainz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for fiscal year ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 37

- Intangible Assets, page 39

1.   We note the significance of goodwill on your consolidated balance sheets. In order to provide information for investors to assess the probability of a future material impairment charge, please revise future filings to address the following for any reporting unit that is at risk of failing step one of the impairment test:

   - Disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test;
   - Disclose the amount of goodwill allocated to the reporting unit;
   - Provide a description of the methods and key assumptions used in the impairment analysis and how the key assumptions were determined;
   - Discuss the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and
   - Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 4. Intangible Assets, page 67

2.   We note the table provided indicating the composition of goodwill. For goodwill acquired in fiscal 2010, please reconcile the amounts attributed to AMDS acquisition-related adjustments ($42.5 million) and Telemetric acquisition-related adjustments ($6. 2 million) to the disclosures on pages 66 and 64, respectively, which disclose goodwill adjustments of $38.1 million for AMDS and $4.6 million for Telemetric.

Exhibits 31.1 and 31.2

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should not include the individual's title. Please revise the certifications in future filings to present this certification in the exact form as required by Item 601 of Regulation S-K. This comment also applies to your subsequent Forms 10-Q.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief